EXHIBIT 99.A8

PRESS RELEASE:

BankAtlantic Bancorp, today announced its tender offer for up to $25 million in principal amount of the Company's outstanding 5.625% Convertible Subordinated Debentures due 2007 for a cash price of $730 per $1,000 principal amount of Debentures. The closing price of the Debentures on August 28, 2000 was $650 per $1,000 principal amount. If more than $25 million of the approximately $74.2 million of outstanding Debentures are tendered, and the Company chooses not to purchase all such Debentures, the Company will purchase the Debentures on a pro rata basis. The Tender offer is subject to certain conditions and will expire at 5:00 p.m., New York City time on September 28, 2000. Requests for copies of the Tender Offer materials should be directed to Georgeson Shareholder Communications, which is acting as Information Agent for the tender offer, at
(212) 440-9800 or (800) 223-2064.

HOLDERS OF DEBENTURES SHOULD READ THE OFFER TO PURCHASE BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE OFFER TO PURCHASE AND OTHER FILED DOCUMENTS ARE AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE LOCATE AT HTTP:/WWW.SEC.GOV AND FROM THE COMPANY UPON REQUEST.

Statements in this release may constitute forward-looking statements and are made pursuant to the Safe Harbor Provision of the Private Securities and Litigation Reform Act of 1995. Forward-looking statements are based largely on expectations and are subject to a number of risks and uncertainties including, but not limited to, the risks and uncertainties associated with the satisfaction of the conditions to the tender offer; the amount of Debentures tendered and accepted for payment; the impact of increased leverage of the Company's balance sheet and results of operations; the profitability of ongoing banking and non-banking activities; and other economic, competitive, regulatory and other factors detailed in the Company's SEC filings.